Arcelor Mittal finalises acquisition of Mexican long steel producer Sicartsa

Rotterdam/Luxembourg, April 23, 2007 - Arcelor Mittal announces today it has finalised on April 20 the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero, for an enterprise value of $1,439 million, following all required approvals of the transaction, including by US and Mexican competition authorities. Arcelor Mittal had initially announced this transaction on December 20, 2006.

Sicartsa is a fully integrated producer of long steel, with an annual production capacity of approximately 2.7 million tonnes. Sicartsa has estimated iron ore resources of 160 million tonnes, providing 30 years of resources at current production rates. In addition to the full integrated steel making facility at Lázaro Cárdenas, next to Arcelor Mittal's Lázaro Cárdenas works, the acquisition includes Metaver, a mini-mill, Sibasa and Camsa, two rolling mills in Celaya, Guanajuato (Sibasa) and Tultitlán, State of Mexico as well as Border Steel, a mini-mill in Texas, USA

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As announced in December 2006, Arcelor Mittal has also entered into a 50/50 commercial joint-venture with Grupo Villacero, active in the distribution and trading of Arcelor Mittal long products in Mexico and in the southwest of the United States, capitalizing on Villacero's commercial network.

About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

Arcelor Mittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

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